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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 5)*

V.I. Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

917920 10 0

(CUSIP Number)

12/31/2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit 1

13G
CUSIP No. 917920 10 0			Page 2 of 8

1.	Name of Reporting Person: Ampersand 1999 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 04-3459189

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,161,765 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 2,161,765 shares

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,161,765 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.0%

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 917920 10 0			Page 3 of 8

1.	Name of Reporting Person: AMP-99 Management Company Limited Liability Company		I.R.S. Identification Nos. of above persons (entities only): 04-3459188

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,205,883 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 2,205,883 shares

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,205,883 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.1%

12.	Type of Reporting Person: PN

3

SCHEDULE 13G

CUSIP No. 917920 10 0	Page 4 of 8 Pages

Item 1(a).       Name of Issuer:

     V.I. Technologies, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

     134 Coolidge Avenue, Watertown, MA 02472

Item 2(a).    Name of Person Filing:

Ampersand 1999 Limited Partnership
AMP-99 Management Company Limited Liability Company

Item 2(b).    Address of Principal Business Offices or, if None, Residence:

All filing parties:
c/o Ampersand Ventures
55 William Street, Suite 240
Wellesley, MA 02481-4003

Item 2(c).   Citizenship:

     Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company are organized under the laws of the State of Delaware.

Item 2(d).    Title of Class of Securities:

     Common Stock, $0.01 par value

Item 2(e).       CUSIP Number:

     917920 10 0

Item 3.       If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4.       Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:

     Ampersand 1999 Limited Partnership owns 2,161,765 shares.

SCHEDULE 13G

CUSIP No. 917920 10 0	Page 5 of 8 Pages

     AMP-99 Management Company Limited Liability Company may be attributed with the ownership of 2,161,765 shares held by Ampersand 1999 Limited Partnership and 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

     (b)    Percent of class:

Ampersand 1999 Limited Partnership —4.0%

AMP-99 Management Company Limited Liability Company —4.1%

     The foregoing percentages are calculated based on 54,461,649 shares of Common Stock outstanding as of October 29, 2004 as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2004.

     (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:

          Ampersand 1999 Limited Partnership has sole voting power over 2,161,765 shares.

          AMP-99 Management Company Limited Liability Company has sole voting power over 2,161,765 shares held by Ampersand 1999 Limited Partnership and 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership.

          (ii)    Shared power to vote or direct the vote:

          Ampersand 1999 Limited Partnership shares voting power over 0 shares.

          AMP-99 Management Company Limited Liability Company shares voting power over 0 shares.

          (iii)    Sole power to dispose or to direct the disposition of:

          Ampersand 1999 Limited Partnership has sole dispositive power over 2,161,765 shares.

          AMP-99 Management Company Limited Liability Company has sole dispositive power over 2,161,765 shares held by Ampersand 1999 Limited Partnership and 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership.

          (iv)    Shared power to dispose or to direct the disposition of:

          Ampersand 1999 Limited Partnership shares dispositive power over 0 shares.

SCHEDULE 13G

CUSIP No. 917920 10 0	Page 6 of 8 Pages

          AMP-99 Management Company Limited Liability Company shares dispositive power over 0 shares.

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

*The previously reported holdings of each of Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company have been reduced to below 5% as of December 31, 2004.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     See the response to Item 4 as to the beneficial ownership.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
                   Parent Holding Company or Control Person.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certifications.

     Not applicable.

SCHEDULE 13G

CUSIP No. 917920 10 0	Page 7 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ampersand 1999 Limited Partnership By: AMP-99 Management Company Limited Liability Company, its General Partner

Dated: February 14, 2005	By:	/s/ Richard A. Charpie

Richard A. Charpie, its Principal Managing Member

AMP-99 Management Company Limited Liability Company

Dated: February 14, 2005	By:	/s/ Richard A. Charpie

Richard A. Charpie, its Principal Managing Member

SCHEDULE 13G

CUSIP No. 917920 10 0	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT OF
Ampersand 1999 Limited Partnership and
AMP-99 Management Company Limited Liability Company

     The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G/A to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of V.I. Technologies, Inc. at December 31, 2004 and agree that such statement is filed on behalf of each of them.

Ampersand 1999 Limited Partnership
By: AMP-99 Management Company Limited Liability Company, its General Partner

By:	/s/ Richard A. Charpie

Richard A. Charpie, its Principal Managing Member
Dated: February 14, 2005

AMP-99 Management Company Limited Liability Company

By:	/s/ Richard A. Charpie

Richard A. Charpie, its Principal Managing Member
Dated: February 14, 2005